EXHIBIT 11.1

PartnerRe Ltd.

Computation of Net Income Per Common and Common Share Equivalents

For the years ended December 31, 2003, 2002 and 2001

(Expressed in thousands of U.S. dollars, except per share amounts)

	December 31, 2003	December 31, 2002	December 31, 2001(1)
Basic Net Income Per Share
Net income (loss)	$467,679	$190,302	$(160,482)
Preferred dividends	(29,390)	(20,000)	(20,000)
Net income (loss) available to Common Shareholders	$438,289	$170,302	$(180,482)
Weighted average number of Common Shares outstanding	52,238.6	50,551.0	50,136.8
Basic net income (loss) per share	$8.23	$3.37	$(3.60)

Diluted Net Income Per Share
Net income (loss)	$467,679	$190,302	$(160,482)
Preferred dividends	(29,390)	(20,000)	(20,000)
Net income (loss) available to Common Shareholders	$438,289	$170,302	$(180,482)
Weighted average ordinary shares outstanding	52,238.6	50,551.0	—
Class B warrants	224.7	896.7	—
Stock options	432.6	460.0	—
Weighted average number of Common and Common Share equivalents outstanding	53,895.9	51,907.7	—
Diluted net income per share	$8.13	$3.28	—

(1)	Diluted net loss per share has not been shown for 2001 because the effect of dilutive securities would have been antidilutive. For the 2001 period, the weighted average number of Common and Common Share equivalents outstanding for the year amounted to 51,566.5 shares after the dilutive effect of Class B warrants, and stock options of 899.6 and 530.1, respectively.